SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                            DALEEN TECHNOLOGIES, INC.
                           --------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
                          ----------------------------
                         (Title of Class of Securities)

                                    23437N10
                                    --------
                                 (CUSIP Number)

                                DECEMBER 31, 1999
               --------------------------------------------------
               (Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [  ] Rule 13d-1(b)

         [  ] Rule 13d-1(c)

         [X] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


--------------------------------------------------------------------------------
CUSIP No. 23437N10
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS:   Science Applications International Corporation
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:                      95-3630868
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a) [__]
                                                                      (b) [__]
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware
--------------------------------------------------------------------------------
                         5      SOLE VOTING POWER           1,496,615 shares
    NUMBER OF            -------------------------------------------------------
     SHARES              6      SHARED VOTING POWER         None
   BENEFICIALLY          -------------------------------------------------------
  OWNED BY EACH          7      SOLE DISPOSITIVE POWER      1,496,615 shares
    REPORTING            -------------------------------------------------------
   PERSON WITH           8      SHARED DISPOSITIVE POWER    None
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
            EACH REPORTING PERSON                             1,496,615 shares
--------------------------------------------------------------------------------
    10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                    [__]
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)                                          7.9%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                     CO
--------------------------------------------------------------------------------


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


ITEM 1(A) NAME OF ISSUER:

Daleen Technologies, Inc.

ITEM 1(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

902 Clint Moore Rd, Boca Raton, FL 33487-2846

ITEM 2(A) NAME OF PERSON FILING:

Science Applications International Corporation, a Delaware corporation ("SAIC")

ITEM 2(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

10260 Campus Point Drive, San Diego, CA 92121

ITEM 2(C) CITIZENSHIP:

SAIC is a Delaware corporation

ITEM 2(D) TITLE OF CLASS OF SECURITIES:

Common Stock, $.01 par value

ITEM 2(E) CUSIP NUMBER:

23437N10

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a) [ ] Broker or Dealer registered under Section 15 of the Act
(b) [ ] Bank as defined in section 3(a)(6) of the Act
(c) [ ] Insurance Company as defined in section 3(a)(19) of the Act
(d) [ ] Investment Company registered under section 8 of the Investment Company Act
(e) [ ] Investment Adviser in accordance with Section 240.13d-1(b(1)(ii)(E)
(f) [ ] An employee benefit plan or an endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)
(g) [ ] Parent holding company or control person in accordance with
        Section 240.13d-1(b)(ii)(G)
(h) [ ] A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(j) [ ] Group, in accordance with Section 240.13d-1(b)(ii)(J)

Not applicable.

ITEM 4. OWNERSHIP

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)      Amount beneficially owned: 1,496,615 shares of Common Stock

     (b) Percent of class: 7.9%. The calculation of percentage of beneficial ownership was derived from the Issuer's Quarterly Report on Form 10-Q for the period ending September 30, 1999,


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


              filed with the Commission on November 15, 1999, in which the Issuer stated that the number of shares of Common Stock outstanding as of November 11, 1999 was 18,946,778.

     (c)      Number of shares as to which the person has:

              (i)   Sole power to vote or to direct the vote: 1,496,615 shares

              (ii)  Shared power to vote or to direct the vote:  None.

              (iii) Sole power to dispose or to direct the disposition of:
                    1,496,615 shares

              (iv)  Shared power to dispose or to direct the disposition of:
                    None

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

ITEM 10. CERTIFICATIONS

Not applicable.

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


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: February 14, 2000.

                                SCIENCE APPLICATIONS INTERNATIONAL CORPORATION



                                By   /s/ Douglas E. Scott
                                  ---------------------------------------------
                                     Douglas E. Scott
                                     Senior Vice President and General Counsel


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